                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                   CONTINENTAL AMERICAN TRANSPORTATION, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                 210836  20  1
                                (CUSIP Number)


     FAHAD ALMUBARAK                       WITH A COPY TO:
     RANA INVESTMENT COMPANY               RAYMOND L. MOSS, ESQ.
     P.O. BOX 60148                        SIMS MOSS KLINE & DAVIS LLP
     RIYADH 11545                          SUITE 1800, 400 NORTHPARK TOWN CENTER
     SAUDI ARABIA                          ATLANTA, GEORGIA  30328
     011-966-146-26262                     (770) 481-7200
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                               DECEMBER 31, 1996
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                      13D
CUSIP No. 210836 20 1

 -------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

   Rana Investment Company
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [X]
                                                             (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS: WC

----------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION: Kingdom of Saudi Arabia

--------------------------------------------------------------------------------
  NUMBER OF      7  SOLE VOTING POWER:               2,676,159
  SHARES        ----------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER:             NONE
  OWNED BY      ----------------------------------------------------------------
  EACH           9  SOLE DISPOSITIVE POWER:          2,676,159
  REPORTING     ----------------------------------------------------------------
  PERSON        10  SHARED DISPOSITIVE POWER:        NONE
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,676,159

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [  ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    34.7%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON:       IV
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Statement relates to shares of the common stock of Continental American Transportation, Inc. (the "Issuer"). The Issuer has its principal executive offices at 495 Lovers Lane Road, Calhoun, Georgia.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          This Statement is filed by the following:

          (a) Rana Investment Company ("Rana"), a corporation organized under the laws of the Kingdom of Saudi Arabia with its principal offices located at P.O. Box 60148, Riyadh 11545, Kingdom of Saudi Arabia. Rana's principal businesses are investment management for others and the management of its own portfolio consisting principally of debt securities, equity securities and rights and options relating thereto.

          (b) RIC Investment Fund Ltd. ("RIC"), an exempted company organized under the laws of the Cayman Islands with its principal offices located at c/o Rana Investment Company, P.O. Box 60148, Riyadh 11545, Kingdom of Saudi Arabia. RIC is a private investment company with a portfolio consisting principally of debt securities, equity securities and rights and options relating thereto. Rana acts as the investment manager with respect to RIC's portfolio and has authority to vote all equity securities held beneficially by RIC.

          During the past five years, none of the entities listed above or any of the persons shown on Schedules A and B attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          On or about March 19, 1996 and April 2, 1996 (the "Closing Date"), respectively, RIC and Rana each purchased a convertible promissory note (the "Convertible Notes") in the principal amount of $700,000 and $1,420,000, respectively, that by their terms are convertible in one or more elections into Issuer's common stock at a price per share equal to the lesser of (i) 80% of the Market Price (as defined herein) as of the date of conversion, or (ii) 120% of the Market Price as of the Closing Date for each of RIC and Rana. Market Price is defined as the average closing bid price of the shares of common stock of the issuer for the preceding five (5) trading days. Each of Rana and RIC elected to convert portions of their Convertible Notes several times from July 1996 through December 1996, with substantially all of such having been sold. However, Issuer has refused to honor conversion election notices sent by Rana and RIC with respect to their remaining shares subject to the Convertible Notes (783,582 and 1,847,375 shares, respectively), made during December 1996. Rana and RIC have retained legal counsel to seek to enforce their rights under the terms of the

Convertible Notes or to seek damages for breach by Issuer of its obligations under the Convertible Notes.

          The funds used to acquire the Convertible Notes were taken from the working capital, including equity contributions and earnings from operations, of Rana and RIC. Certain of the shares described in Item 5 below, if and when issued, will have been issued upon conversion of the Convertible Notes.

          In the event Rana determines itself to purchase, or to cause RIC to purchase, additional shares of Issuer stock, it is currently contemplated that they will use their respective working capital. As of the date of this Statement, no arrangements with third parties have been made with respect to financing the acquisition of additional Issuer shares.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Rana and RIC acquired the Convertible Notes and Issuer shares for investment in the ordinary course of their businesses consistent with the belief that the value of the Convertible Notes and Issuer shares would exceed their respective purchase prices within a reasonable time period. Rana may elect itself or cause RIC to acquire additional shares of Issuer stock or to sell shares. Any such determination may be based on a number of factors, including whether Issuer ultimately honors Rana's and RIC's conversion elections, the continued attractiveness of investment in Issuer shares at then prevailing market prices, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

          While Rana reserves the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following:

          (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (2) Sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

          (3) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (4) Any material change in the present capitalization or dividend policy of the Issuer;

          (5) Any other material change in the Issuer's business or corporate structure;
          (6) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (7) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (8) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (9) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Under the rules and regulations of the Securities and Exchange Commission ("SEC"), Rana may be deemed to be the beneficial owner of a total of 2,676,159 shares of Issuer common stock, representing approximately 34.7% of the issued and outstanding shares of the Issuer. Of these shares, 1,891,766 shares (approximately 24.5% of outstanding shares) are owned directly by Rana and 784,393 shares (approximately 10.2% of outstanding shares) are owned directly by RIC. Rana currently has sole power to direct the voting and disposition of the shares of Issuer stock held by Rana and by RIC.

          The percentages of outstanding shares of Issuer stock set out in the preceding paragraph are computed based on a total of 5,074,615 shares of Issuer stock indicated as currently outstanding in the Issuer's Prospectus dated February 6, 1997 filed with the SEC pursuant to Rule 424(b), increased by the 2,630,957 shares subject to the conversion elections by Rana and RIC that have not been honored by the Issuer (for a total outstanding of 7,705,572 shares).

          During the period beginning 60 days prior to December 31, 1996 and through the date of filing of this Statement, the parties filing this Statement delivered conversion notices with respect to and otherwise engaged in the transactions with respect to the numbers of shares indicated below on the dates and at the indicated transaction prices per share:

                                       NO. OF SHARES      PRICE
DATE                 PARTY            PURCHASED/(SOLD)  PER SHARE
----------  ------------------------  ----------------  ---------

10/31/96    RIC Investment Fund Ltd.            8,803*   $  1.136
            RIC Investment Fund Ltd.           (8,800)   $  1.7042

11/13/96    RIC Investment Fund Ltd.            3,472*   $  1.44
            RIC Investment Fund Ltd.           (3,400)   $  1.7206

11/14/96    RIC Investment Fund Ltd.           10,563*   $  1.42
            RIC Investment Fund Ltd.          (10,000)   $  1.72

11/25/96    RIC Investment Fund Ltd.            4,950*   $  1.01
            RIC Investment Fund Ltd.           (5,000)   $  1.355

12/30/96    Rana Investment Company         354,838**    $  0.620

12/31/96    Rana Investment Company       1,492,537**    $  0.670
            RIC Investment Fund Ltd.        783,582**    $  0.670

01/15/97    Rana Investment Company          (5,000)     $  1.88649

 *   Conversion notices that were honored.
**   Conversion notices that have not been honored.

All purchases were of original issue shares directly from the Issuer, while all sales were effected through brokers in open market transactions via the National Association of Securities Dealers, Inc. Electronic Bulletin Board.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of Issuer stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Filed as exhibits hereto are the following:

          7.1 Agreement Regarding Joint Filing between Rana Investment Company and RIC Investment Fund Ltd.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Rana Investment Company


Date: May 1, 1997            By: /s/ Mazen Hassounah
                                --------------------

                             Name: Mazen Hassounah
                                   ---------------

                             Title:   Deputy General Manager
                                   --------------------------


                             RIC Investment Fund Ltd.


Date: May 1, 1997            By: /s/ Mazen Hassounah
                                ----------------------

                             Name: Mazen Hassounah
                                   ---------------

                             Title:   Director
                                   --------------

                                  SCHEDULE A

         The following persons are the directors and/or executive officers of Rana Investment Company.

  NAME AND                        PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                  EMPLOYMENT AND CITIZENSHIP
----------------                 ----------------------------------------

Fahad A. Almubarak                General Manager
P.O. Box 60148                    Rana Investment Company
Riyadh 11545                      Kingdom of Saudi Arabia
Kingdom of Saudi Arabia

Mazen Hassounah                   Deputy General Manager
P.O. Box 60148                    Rana Investment Company
Riyadh 11545                      Kingdom of Saudi Arabia
Kingdom of Saudi Arabia

                                   SCHEDULE B

         The following persons are the directors and/or executive officers of RIC Investment Fund Ltd.

  NAME AND                        PRINCIPAL OCCUPATION OR
BUSINESS ADDRESS                  EMPLOYMENT AND CITIZENSHIP
----------------                 ----------------------------------------

Fahad A. Almubarak                General Manager
P.O. Box 60148                    Rana Investment Company
Riyadh 11545                      Kingdom of Saudi Arabia
Kingdom of Saudi Arabia

Mazen Hassounah                   Deputy General Manager
P.O. Box 60148                    Rana Investment Company
Riyadh 11545                      Kingdom of Saudi Arabia
Kingdom of Saudi Arabia

                                 EXHIBIT INDEX
                                 -------------

                                                                      Sequential
Exhibit                                                              Page Number
-------                                                              -----------

7.1      Agreement Regarding Joint Filing between Rana                   11
         Investment Company and RIC Investment Fund Ltd.

                                  EXHIBIT 7.1

                        AGREEMENT REGARDING JOINT FILING

         The undersigned agree that a Schedule 13D, and any amendments thereto that may be required, shall be filed jointly on behalf of the undersigned and any other person or entity who may hereafter file together with them in any required amendment, when and if required under provisions of the Securities Exchange Act of 1934 or rules or regulations of the Securities and Exchange Commission thereunder.

                             Rana Investment Company


Date: May 1, 1997            By: /s/ Mazen Hassounah
                                ----------------------

                             Name:  Mazen Hassounah
                                    ---------------

                             Title: Deputy General Manager
                                    ----------------------


                             RIC Investment Fund Ltd.


Date: May 1, 1997            By: /s/ Mazen Hassounah
                                ----------------------

                             Name:  Mazen Hassounah
                                    ---------------

                             Title:  Director
                                    ----------